UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

Santander

BR GAAP - RESULTS

3Q13 BR GAAP – EARNINGS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03
MACROECONOMIC ENVIRONMENT	04
sTRATEGY	05
recent AND SUBSEQUENT EVENTS	06
EXECUTIVE SUMMARY	08
SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	09
BALANCE SHEET	13
CARDS	21
OUr shares	22
Ratings	23
Risk Management	24
Sustainable Development and corporate governance	26
ADDITIONAL information - balance sheet and MANAGERIAL financial Statements	27
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	30
cvm deliberation 695	32

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

The following data on results and performance indicators are managerial, whose accounting results reconciliation is available on page 30.  As of this quarter, commissions from credit card and acquiring services are reported net of the amount transferred as interchange, in order to better reflect the nature of the operations and ensure convergence with IFRS. For the purpose of better comparability, this reclassification was also applied retroactively to the previous periods. This reclassification impacts the lines: Fees and Commissions Income (subgroup: Cards) and Other Operating Income and Expenses (subgroup: Expenses from Cards). It is worth noting that this change does not impact the bottom line (For more details, see pages 10 and 12).

MANAGERIAL¹ ANALYSIS - BR GAAP	9M13	9M12	Var.	3Q13	2Q13	Var.
			9M13x9M12			3Q13x2Q13

RESULTS (R$ million)
Net interest income	22,616	24,567	-7.9%	7,521	7,438	1.1%
Fee and commission income	7,828	7,159	9.3%	2,614	2,628	-0.5%
Allowance for loan losses	(9,272)	(10,126)	-8.4%	(2,698)	(3,202)	-15.7%
General Expenses²	(11,984)	(11,710)	2.3%	(4,101)	(3,992)	2.7%
Managerial net profit³	4,335	4,756	-8.9%	1,407	1,410	-0.2%
Accounting net profit	1,607	2,028	-20.8%	497	501	-0.7%

BALANCE SHEET (R$ million)
Total assets	465,408	444,404	4.7%	465,408	468,050	-0.6%
Securities	71,610	63,563	12.7%	71,610	77,534	-7.6%
Loan portfolio	222,071	207,334	7.1%	222,071	218,053	1.8%
Individuals	73,773	69,388	6.3%	73,773	72,258	2.1%
Consumer finance	36,747	36,340	1.1%	36,747	37,021	-0.7%
Small and Medium Enterprises	34,398	34,824	-1.2%	34,398	35,582	-3.3%
Corporate	77,153	66,782	15.5%	77,153	73,192	5.4%
Expanded Credit Portfolio[4]	272,790	245,411	11.2%	272,790	266,708	2.3%
Funding from Clients[5]	209,616	192,511	8.9%	209,616	204,887	2.3%
Equity[6]	53,457	49,526	7.9%	53,457	52,776	1.3%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	11.1%	13.0%	-1.9 p.p.	10.6%	10.9%	-0.3 p.p.
Return on average asset excluding goodwill[6] - annualized	1.3%	1.5%	-0.2 p.p.	1.2%	1.3%	0.0 p.p.
Efficiency Ratio[7]	46.4%	43.5%	2.9 p.p.	48.9%	46.0%	2.9 p.p.
Recurrence Ratio[8]	65.3%	61.1%	4.2 p.p.	63.7%	65.8%	-2.1 p.p.
BIS ratio[9]	20.7%	22.1%	-1.4 p.p.	20.7%	21.5%	-0.8 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	4.5%	5.1%	-0.7 p.p.	4.5%	5.2%	-0.7 p.p.
Delinquency (over 60 days)	5.4%	6.3%	-0.9 p.p.	5.4%	6.2%	-0.8 p.p.
Coverage ratio (over 90 days)	150.9%	136.4%	14.4 p.p.	150.9%	132.1%	18.8 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	144,244	134,064	7.6%	144,244	144,413	-0.1%
Numbers of credit and debit cards (thousand)	51,554	47,288	9.0%	51,554	50,207	2.7%
Branches	2,372	2,384	(12)	2,372	2,393	(21)
PABs (mini branches)	1,289	1,398	(109)	1,289	1,322	(33)
ATMs	17,518	17,839	(321)	17,518	17,528	(10)
Total Customers (thousand)	28,954	26,854	2,100	28,954	28,418	536
Total Current Account [11] (thousand)	21,954	20,463	1,491	21,954	21,364	590
Employees	50,578	55,120	(4,542)	50,578	51,702	(1,124)

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on page 30. Additionally, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 32.

2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 3Q13 was R$ 909 million, in 3Q12 was R$ 909 million and in 2Q13 was R$ 909 million.

4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).
6. Excludes 100% of the goodwill that in 3Q13 was 10,283 million, 3Q12 R$ 13,847 million and 2Q13 was 11,187 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank. Excluding 100% of the goodwill: 18.2% on Sep/13; 18.6% on Sep/12 and 18.7% on Jun/13.
10.According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.
11.Total current account according to the Brazilian Central Bank.

MACROECONOMIC

MACROECONOMIC ENVIRONMENT

Economic activity remained moderate, albeit better than in 2012. Second-quarter GDP, according to the latest figures released in August, surprised on the upside growing 3.3% over the same period in 2012, above the 1.9% YoY recorded in the previous quarter. Investments rose 9.0% YoY, driven mainly by a buildup in inventories and favored by the depressed basis of comparison in 2012. Household consumption expanded by 2.3% in the same period. On the supply side, agriculture presented the best performance, at 13.0% YoY. Industry did better in the second quarter, growing 2.8% YoY.

Consumer prices, measured by the IPCA index, increased by 5.9% in the 12 months through September, 6.7% down on June 2013 and 5.8% up on the end of 2012. Service prices continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices. In this context, the Central Bank’s Monetary Policy Committee (Copom) maintained the monetary squeeze begun in April this year and pushed up the basic interest rate (Selic), to 9.50% p.a. at its meeting on October 9. This is already impacting bank lending rates. In August, the average non-earmarked rate for loans to individuals stood at 36.5% p.a. versus 34.9% p.a. in August 2012.

Outstanding credit grew 16.1% YoY in the 12 months through August, reaching R$2.6 trillion, or 55.5% of GDP, still driven by mortgage lending, which grew by 35.1% YoY in the same period, well above the other credit lines.

The fragile global scenario is still jeopardizing Brazilian exports, which dropped by 4.5% YoY in the 12 months ending in August, while imports rose 4.0% YoY, giving a period trade surplus of US$2.5 billion, well below the US$23.0 billion recorded in the same period last year.

Also in the 12 months through August, the current account deficit amounted to US$80.6 billion while foreign direct investments (FDI) totaled US$61.1 billion. The exchange rate closed September at R$2.2/US$, despite suffering from a sharp increase in volatility due to the signals concerning the handling of U.S. monetary policy. Central Bank action was instrumental in returning the exchange rate to its June 2013 level through the announcement of the FX auction program.

Regarding government accounts, sluggish activity coupled with the tax breaks led to a reduction in tax revenues in real terms. Consequently, the primary surplus reached 1.8% of GDP in the 12 months through August. In the same period, public sector borrowing requirements reached 3.1% of GDP, slightly worse than the 2.83% recorded in June 2013. The net public sector debt closed August at 33.8% of GDP, 0.7 percentage points down on June. Gross public debt reached 59.1% of GDP in the same period of comparison

ECONOMIC AND FINANCIAL INDICATORS	3Q13	3Q12	2Q13

Country risk (EMBI)	244	172	203
Exchange rate (R$/ US$ end of period)	2.230	2.031	2.216
IPCA (in 12 months)	5.86%	5.28%	6.70%
Target Selic (Annual Rate)	9.00%	7.50%	8.00%
CDI¹	2.12%	1.92%	1.79%
Ibovespa Index (closing)	52,338	59,176	47,457
1. Quarterly effective rate.

STRATEGY

STRATEGY

Banco Santander’s mission is to be the customer’s bank of choice as a simple, secure efficient and profitable bank which constantly seeks to improve its service quality, with a team that enjoys working together to gain the recognition and trust of all. As a result, the Bank’s strategy is based on the following objectives:

•     To be the best bank in terms of service quality, being sustained by the operational efficiency of the technological platform;

•       To improve customer satisfaction through higher quality services and infrastructure;

•         To intensify relations with and provide the best value to all client segments in order to become our customers’ bank of choice;

•         To expand the bank’s main businesses, such as SMEs, personal banking, debit and credit cards, the acquiring business, mortgage lending, vehicle financing and insurance;

•         To continue building and strengthening the Santander brand in Brazil until it becomes one of the top three financial brands;

•      To maintain sustainable and efficient risk and cost management;

In order to better meet client needs, this year Santander Brasil launched the “Conta Santander Combinada”, which offers current account, credit card, a service package, overdraft facilities and other differentiated benefits. The idea behind the new proposal is to offer product and service options that meet customers’ needs at different moments in their lives, as well as to increase linkage. It was developed in four modalities:

  Conta Combinada Free;
  Conta Combinada Flex;
  Conta Combinada Light; and
  Conta Combinada Universitária FIT;

This proposal aims to offer product and service options to meet the customer’s needs in different moments of their life cycle, and to increase client linkage.

The Bank also created a new segment, “Santander Select”, which is a new category of financial services designed to provide high-income clients with a unique and specialized service.

In addition, Santander Brasil announced a new agreement to acquire the operations of GetNet and entered into a commercial agreement with iZettle, marking an important step forward in its strategy of increasing its local participation in the acquiring business. It also continues to increase its commercial activities through commercial agreements, as in the card segment, with Vivo, Sodexo and Embratec, and in the vehicle financing segment with the agreements with Hyundai, Renault and Nissan.

On the sustainability front, Santander Brasil’s strategy continues to be based on three fundamental pillars:

  Social and Financial Inclusion;
  Education and Management;
  Social and Environmental Businesses;

In 2013, it was elected the most sustainable bank in the Americas by the Financial Times in association with the IFC.

Another important aspect of our strategy is the maintenance of comfortable liquidity and coverage ratios, as well as funding and capital independence. At the end of September, Santander announced a plan to optimize its capital structure in order to increase efficiency. After completion of this process, it should maintain its position as the most capitalized of Brazil’s major retail banks, well ahead of its direct competitors, while remaining fully aligned with current legal requirements, as well as those determined by Basel III.

RECENT AND SUBSEQUENT EVENTS

RECENT EVENTS

RIGHT OF FIRST REFUSAL TO ACQUIRE SHARES REPRESENTING 100% OF ZURICH SANTANDER BRASIL SEGUROS E PREVIDÊNCIA

On July 4, 2013, the Bank published a Notice to Shareholders announcing the beginning of the period for exercising the right of first refusal to acquire shares representing 100% of Zurich Santander Brasil Seguros e Previdência, which was concluded on August 29, 2013, as disclosed in the Notice to Shareholders of September 3, 2013. At the end of this process Zurich Santander Holding holds a majority equity interest at 99.79% in the capital stock of Zurich Santander Seguros.

BUYBACK PROGRAM

On July 29, 2013, the Bank published a Material Fact announcing that, on the same date, the Company’s Board of Directors had approved a new buyback program involving the Company’s Units or American Depositary Receipts (ADRs), to be held in treasury or subsequently sold, pursuant to CVM Instructions 10/80 and 390/2003, given that the current Buyback Program had expired on August 24, 2013. The new Program will cover the acquisition of up to 76,008,403 Units, representing 4,180,462,165 common shares and 3,800,420,150 preferred shares, or ADRs equivalent to around 2% of the Company’s capital stock on June 30, 2013, by the Company or its Cayman branch, or by Aymoré Crédito, Financiamento e Investimento S.A and/or Sancap Investimentos e Participações S.A., Santander group companies. The duration of the Buyback Program is 365 days as of August 24, 2013, i.e. expiring on August 24, 2014.

CHANGE OF CHAIRMAN

On August 28, 2013, the Bank published a Notice to the Market announcing that Marcial Angel Portela Alvarez had tendered his resignation from the position of Chairman of the Board of Directors at a Board meeting held on the same date. As provided for in the Bylaws, Celso Clemente Giacometti, the current Vice-Chairman of the Board of Directors, assumed the chairmanship. The new Chairman of the Board will be elected by an Extraordinary Shareholders Meeting to be held on November 1, 2013.

INTERIM DIVIDENDS

On September 26, 2013, the Company informed its shareholders and the market in general that the Board of Directors and Board of Executive Officers had approved the proposal to pay Interim dividends in the gross amount of four hundred and fifty million Reais (R$450,000,000.00) as of February 26, 2014.

PLAN TO OPTIMIZE THE CAPITAL STRUCTURE

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure and in accordance with the new prudent capital requirements for financial institutions (also known as “Basel III”), the Board of Directors will submit a proposal to optimize the composition of Santander Brasil’s regulatory capital to the shareholders for their approval, maintaining its current volume and diversifying it in terms of currency and composition. The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Santander Brasil’s business plan and asset growth. The following was therefore approved: (i) the distribution of equity to the shareholders of Santander Brasil in the total amount of six billion Reais (R$6,000,000,000.00), with no reduction in the number of shares, to be submitted for approval to the Company’s Shareholders’ Meeting on November 1, 2013; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Santander Brasil’s regulatory capital, in a proportion to be determined, which will be submitted for approval to the Board of Directors and will only be issued if said distribution of equity takes place; and (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents. The proposals for the bonus share program, adjustment of the composition of the Units and share inplit are expected to be submitted for the approval of a Shareholders’ Meeting in the first quarter of 2014, after implementation of the proposal for the Distribution of Equity and the issue of capital instruments to compose Tier I and Tier II of Santander Brasil’s regulatory capital.

RECENT AND SUBSEQUENT EVENTS

EXTRAORDINARY SHAREHOLDERS MEETING

On September 30, 2013, Banco Santander published the Call Notice for an Extraordinary Shareholders Meeting to be held on November 1, 2013, to resolve on the following agenda: (i) a proposal to reduce the Company’s capital by six billion Reais (R$6,000,000,000.00), from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian Reais and twenty-one cents (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais and twenty-one cents (R$56,828,201,614.21), with no reduction in the number of shares and no alteration in the percentage holdings of the Company’s shareholders, with the subsequent amendment of the head paragraph of Article 5 of the Bylaws; (ii) a proposal to amend item XIII of article 17 of the Company’s Bylaws, in order to give the Board of Directors authority to resolve on the issuance, within the limit of authorized capital, of debt securities and other share-convertible instruments, pursuant to Law 12838 of July 9, 2013 and National Monetary Council Resolution 4192 of March 1, 2013; and (iii) approval of (a) the appointment of Celso Clemente Giacometti as Chairman of the Company’s Board of Directors; (b) the appointment of Jesús Maria Zabalza Lotina as Vice-Chairman of the Board of Directors and (c) confirmation of the composition of the Board of Directors.

SUBSEQUENT EVENTS

EXTENSION OF THE PERIOD FOR REACHING THE MINIMUM FREE FLOAT

On October 10 and 11, the Company published Notices to the Market informing its shareholders that on October 8, BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange had granted Santander Brasil’s and its majority shareholders’ request to (i) extend the period for reaching

On October 10 and 11, the Company published Notices to the Market informing its shareholders that on October 8, BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange had granted Santander Brasil’s and its majority shareholders’ request to (i) extend the period for reaching the minimum free float until October 7, 2014; and (ii) reduce the current free float of 24.6% to 22.5%, exclusively in the context of: (a) the Buyback Program of depositary share certificates (“Units”) or American Depositary Receipts (“ADRs”); and (b) the acquisition abroad, by Banco Santander, S.A., or any other member of the Santander Group, of ADRs issued by the Company. This authorization does not affect Santander Brasil’s obligation to achieve a free float of 25% by October 7, 2014, as set forth in the Agreement for the Adoption of Corporate Governance Level 2 Practices.

SUMMARY

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ totaled R$ 4,335 million in the year through September 2013, down 8.9% in 12 months and 0.2% in the quarter. Total equity stood at R$53,457 million at the close, excluding R$ R$10,283 million related to goodwill. Return on Average Equity (ROAE) adjusted for goodwill reached 11.1% in the first nine months of 2013, 1.9pp down YoY. Third-quarter ROAE reached 10.6%.

Administrative and personnel expenses totaled R$11,984 million in the first nine months of the year, 2.3% increase in twelve months (or R$274 million), below the inflation rate evolution. The 2.7% increase in the quarter was partially due to the impact of the collective bargaining agreement.

The efficiency ratio reached 46.4% year-to-date and 48.9% in the quarter.

Soundness Indicators: the BIS Ratio stood at 20.7% in September 2013, 1.4 p.p. down in 12 months and 0.8 in the quarter. The coverage ratio (over 90 days) reached 150.9% in September 2013, 18.8 p.p. up in the quarter, thanks to the improvement in the quality of the portfolio and the higher volume of renegotiations.

The total credit portfolio amounted to R$222,071 million, a 7.1% 12-month improvement and 1.8% up on the previous quarter. In the annual comparison, the foreign currency credit portfolio, which also includes dollar-indexed transactions, was impacted by the devaluation of the Real against the dollar, resulting in an increase in this portfolio. Excluding the exchange variation, the total credit portfolio would have grown by 5.8% in the period. The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, reached R$272,790 million, 11.2% up on September 2012 and 2.3% up in the quarter.

The Individual segment totaled R$73.773 million, an increase of 6.3% in 12 months and 2.1% in the quarter. Mortgages posted the best performance in both comparative periods.

The Consumer Finance portfolio amounted to R$36,747 million in September 2013, 1.1% up in 12 months, but 0.7% down in the quarter.

The SME portfolio closed September at R$34,398 million, down 1.2% in 12 months and 3.3% in the quarter. The Corporate portfolio stood at R$77,153 million, YoY growth of 15.5%, positively impacted by the exchange variation. Excluding this effect, growth would have come to 11.5%. In the quarter, the corporate portfolio grew by 5.4%.

Total funding and assets under management² amounted to R$372,798 million in September 2013, 10.5% higher than the same period of 2012 and 0.4% up in the quarter.

1.  Accounting net profit + 100% reversal of goodwill amortization expenses.

2.  According to the Anbima criterion.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results. The reconciliation with accounting results can be found on page 30.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	9M13	9M12	Var.	3Q13	2Q13	Var.
			9M13x9M12			3Q13x2Q13

NET INTEREST INCOME	22,616	24,567	-7.9%	7,521	7,438	1.1%
Allowance for Loan Losses	(9,272)	(10,126)	-8.4%	(2,698)	(3,202)	-15.7%
NET INTEREST INCOME AFTER LOAN LOSSES	13,345	14,441	-7.6%	4,822	4,236	13.8%
Fee and commission income	7,828	7,159	9.3%	2,614	2,628	-0.5%
General Expenses	(11,984)	(11,710)	2.3%	(4,101)	(3,992)	2.7%
Personnel Expenses + Profit Sharing	(5,295)	(5,448)	-2.8%	(1,807)	(1,735)	4.2%
Administrative Expenses[2]	(6,689)	(6,262)	6.8%	(2,294)	(2,257)	1.6%
Tax Expenses	(2,339)	(2,352)	-0.6%	(812)	(776)	4.6%
Investments in Affiliates and Subsidiaries	23	1	n.a.	17	5	n.a.
Other Operating Income/Expenses³	(2,280)	(2,441)	-6.6%	(945)	(616)	53.4%
OPERATING INCOME	4,593	5,098	-9.9%	1,595	1,485	7.4%
Non Operating Income	210	33	n.a.	10	112	-90.9%
NET PROFIT BEFORE TAX	4,802	5,131	-6.4%	1,605	1,597	0.5%
Income Tax and Social Contribution	(282)	(290)	-2.8%	(151)	(93)	63.1%
Minority Interest	(185)	(85)	118.3%	(48)	(94)	-49.6%
NET PROFIT	4,335	4,756	-8.9%	1,407	1,410	-0.2%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on page 30. Additionally, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 32.

2. Administrative Expenses exclude 100% of the goodwill amortization expense.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

NET INTEREST INCOME

Net Interest Income, including income from financial operations, totaled R$22,616 million in the year through September, 7.9% down on the same period last year, but 1.1% up in the quarter.

Revenues from loan operations fell by 8.6% (or R$1,604 million) in 12 months and 2.9% (or R$165 million) in the quarter, despite the fact that the average credit portfolio increased by 6.1% and 2.5%, respectively, in the same periods, still reflecting the reduction in the average credit portfolio spread. This was in turn chiefly due to the change in the mix caused by the increased share of products with lower spreads/risks. It is worth noting that the R$165 million quarterly downturn in revenues from loan operations was less than the R$504 million reduction in the allowance for loan losses (see page 12 for more details). Consequently, the net credit margin of the allowance for loan losses grew by 13.4% (or R$339 million), reflecting improved portfolio quality.

Revenues from deposits dropped by 10.0% in 12 months and moved up by 19.1% in the quarter. The 12-month reduction was mainly due to the impact of the lower Selic rate on the difference between the Selic and the rates paid to clients, while the quarterly upturn was fueled by an opposite tendency – a slight widening of the average spread, partially due to the Selic increase in this period.

SANTANDER BRASIL RESULTS

The “Others” line, which includes return on capital, the result of the structural interest rate gap, revenue from clients on treasury activities and others,  decreased by 5.4% in twelve months (or R$282 million) and increased  by 13.9% in the quarter, primarily due to higher gains from market activities.

NET INTEREST INCOME	9M13	9M12	Var.	3Q13	2Q13	Var.
(R$ Million)			9M13x9M12			3Q13x2Q13

Net Interest Income	22,616	24,567	-7.9%	7,521	7,438	1.1%
Loans	17,100	18,704	-8.6%	5,563	5,728	-2.9%
Average volume	213,061	200,720	6.1%	217,976	212,568	2.5%
Spread (Annualized)	10.7%	12.4%	-1.72 p.p.	10.1%	10.8%	-0.68 p.p.
Deposits	585	650	-10.0%	223	188	19.1%
Average volume	121,683	119,000	2.3%	125,195	119,342	4.9%
Spread (Annualized)	0.6%	0.7%	-0.09 p.p.	0.7%	0.6%	0.08 p.p.
Others¹	4,932	5,214	-5.4%	1,734	1,523	13.9%

1. Includes Gains (Losses) on financial transactions and others net interest incomes.

FEE AND COMMISSION INCOME

Fee and commission income totaled R$7,828 million year-to-date, 9.3% (or R$669 million) up in 12 months and 0.5% down in the quarter. As mentioned on page 3, this revenue was impacted by the reclassification on Cards and Acquiring commission line. Excluding this effect, total Fee and commission income would have grown by 11.3% in 12 months and 0.1% in the quarter.

In the annual comparison, the Fee and commission income was fueled by credit cards, insurance fees and current account services. The quarterly decrease was explained by lower commissions from the structuring of capital market transactions, whose impact is reflected in the “securities brokerage, custody and placement services’ line.

Credit card commissions amounted to R$2,298 million in the first nine months of the year, 20.3% (or R$387 million) higher than the same period of 2012, and 3.7% over the prior quarter. It’s worth noting that this revenue was impacted by the reclassification on Cards and Acquiring commission line. Excluding this effect, the card commission would have grown by 25.8% in 12 months and 4.9% in the quarter. In addition, as reported in the 3Q12, we had an impact of around R$80 million, arising from the change in the criteria for recognizing commissions from installment operations with no interest. Excluding these effects from 3Q12 figures, already on the new criteria, cards commissions would have grown by 25.5% YoY.

Insurance fees totaled R$1,295 million in the first nine months of the year, up 15.3% (or R$172 million) YoY and 1.0% down in the quarter.

Income from current account services totaled R$1,332 million in the year through September, growth of 11.9% (or R$142 million) in 12 months and 2.2% in the quarter.

Income from lending operations totaled R$638 million, 20.1% (or R$160 million) down in 12 months and 4.7% in the quarter, chiefly due to the reduction in business volume.

Income from brokerage services amounted to R$354 million year-to-date, 24.7% (or R$70 million) up in 12 months, but 34% down in the quarter, primarily due to lower commissions from the structuring of capital market transactions.

FEE AND COMMISSION INCOME	9M13	9M12	Var.	3Q13	2Q13	Var.
(R$ Million)			9M13x9M12			3Q13x2Q13

Cards¹	2,298	1,911	20.3%	798	770	3.7%
Insurance fees	1,295	1,123	15.3%	379	383	-1.0%
Current Account Services	1,332	1,190	11.9%	464	454	2.2%
Asset Management²	911	969	-6.0%	321	309	3.8%
Lending Operations	638	798	-20.1%	214	225	-4.7%
Collection Services³	590	532	11.0%	206	196	5.1%
Securities Brokerage, Custody and Placement Services	354	284	24.7%	97	146	-34.0%
Others	410	352	16.3%	135	145	-6.6%
Total	7,828	7,159	9.3%	2,614	2,628	-0.5%
1. Includes credit card and acquiring services net of the amount transferred as interchange.
2. Includes income from funds and consortia
3. Includes collection and bills

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses (excluding depreciation and amortization) totaled R$10,665 million in the first nine months of 2013, 1.9% (or R$204 million) up YoY and 5.1% up in the quarter.

Personnel expenses, including profit sharing, amounted to R$5,295 million, 2.8% (or R$153 million) down YoY, chiefly due to the reduction in the compensation line. The 4.2% increase in the quarter was mainly due to the impact of the collective bargaining agreement.

Administrative expenses totaled R$5,371 million year-to-date, up 7.1% (R$357 million) in 12 months, due to higher expenses from “outsourced and specialized services”, “rentals” and “data processing”. In the quarter, administrative expenses moved up by 6.1%, due to increased expenses from “outsourced and specialized services”, “security and surveillance” and “Data processing” which jointly accounted for around 78% of total administrative expenses evolution in the quarter.

Depreciation and amortization amounted to R$1,318 million in the first nine months of the year, 5.6% (or R$ 70 million) up in 12 months and 15.3% down in the quarter.

General expenses, including depreciation and amortization, grew by 2.3% (or R$274 million) in 12 months and 2.7% in the quarter. The efficiency ratio¹ stood at 46.4% year-to-date and 48.9% in the quarter.

EXPENSES' BREAKDOWN (R$ Million)	9M13	9M12	Var.	3Q13	2Q13	Var.
			9M13x9M12			3Q13x2Q13

Outsourced and Specialized Services	1,715	1,568	9.4%	615	565	8.9%
Advertising, promotions and publicity	279	326	-14.4%	104	104	-0.6%
Data processing	967	904	6.9%	336	326	3.2%
Communications	461	457	0.9%	152	155	-1.9%
Rentals	550	454	21.0%	191	184	4.0%
Transport and Travel	154	157	-2.0%	51	53	-3.2%
Security and Surveillance	443	418	5.9%	164	140	16.9%
Maintenance	150	144	4.6%	55	50	10.8%
Financial System Services	253	201	25.9%	91	82	10.9%
Water, Electricity and Gas	121	129	-6.2%	39	38	2.0%
Material	77	80	-3.3%	27	26	2.6%
Others	201	176	14.2%	73	67	9.8%
Subtotal	5,371	5,013	7.1%	1,898	1,789	6.1%
Depreciation and Amortization[1]	1,318	1,249	5.6%	396	467	-15.3%
ADMINISTRATIVE EXPENSES	6,689	6,262	6.8%	2,294	2,257	1.6%

Compensation²	3,374	3,508	-3.8%	1,160	1,104	5.0%
Charges	968	1,006	-3.8%	318	317	0.3%
Benefits	856	831	3.1%	289	279	3.5%
Training	84	90	-7.2%	34	30	16.2%
Others	13	13	-2.8%	5	4	27.3%
PERSONNEL EXPENSES	5,295	5,448	-2.8%	1,807	1,735	4.2%
						-
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	10,665	10,461	1.9%	3,705	3,524	5.1%
					-
TOTAL GENERAL EXPENSES	11,984	11,710	2.3%	4,101	3,992	2.7%

1. Excludes the expenses of goodwill amortization, which in 3Q13 was R$909 million, 3Q12 was 909 million and in 2Q13 was R$ 909 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

 ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses totaled R$9,272 million, 8.4% down in 12 months and 15.7% down in the quarter. The quarterly reduction was due to improvement in the delinquency of the individual portfolio, as well the increased efforts to recover loans.

ALLOWANCE FOR LOAN LOSSES	9M13	9M12	Var.	3Q13	2Q13	Var.
(R$ Million)			9M13x9M12			3Q13x2Q13

Gross allowance for loan losses	(10,900)	(11,390)	-4.3%	(3,534)	(3,650)	-3.2%
Income from recovery of written off loans	1,629	1,264	28.9%	836	448	86.6%
Total	(9,272)	(10,126)	-8.4%	(2,698)	(3,202)	-15.7%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) totaled R$2,280 million in the accumulated until September 2013, 6.6% down in 12 months and increased by 53.4% in the quarter. The quarterly increase was due to higher provisions for contingencies.

Other operating income (expenses) growth was impacted by the reclassification mentioned on page 3. Excluding this effect, would have grown 0.1% in twelve months and  46.1% over the prior quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	9M13	9M12	Var.	3Q13	2Q13	Var.
			9M13x9M12			3Q13x2Q13

Other operating income (expenses)	(2,280)	(2,441)	-6.6%	(945)	(616)	53.4%
Expenses from cards	(1,120)	(918)	21.9%	(421)	(331)	27.2%
Net Income Capitalization	206	225	-8.6%	66	71	-6.8%
Provisions for contingencies¹	(1,189)	(1,499)	-20.7%	(564)	(313)	79.9%
Others	(176)	(249)	-29.1%	(26)	(43)	-38.6%

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$282 million year-to-date, with an effective rate of 5.9%, 0.2p.p. up in 12 months. The rate moved up by 3.6 p.p. in the quarter to 9.4%.

SANTANDER BRASIL RESULTS

balance sheet

In September of 2013, total assets stood at R$465.408 million, an increase of 4.7% in twelve months and fell by 0.6% in the quarter.  Total equity in the period totaled R$63.740 million. Excluding the goodwill, total equity stood at R$53.457 million.

ASSETS (R$ Million)	Sep/13	Sep/12	Var.	Jun/13	Var.
			Sep13xSep12		Sep13xJun13

Current Assets and Long Term Assets	444,978	421,117	5.7%	446,974	-0.4%
Cash and Cash Equivalents	5,906	4,522	30.6%	4,534	30.3%
Interbank Investments	44,776	40,609	10.3%	44,342	1.0%
Money Market Investments	32,367	28,432	13.8%	28,696	12.8%
Interbank Deposits	2,638	4,569	-42.3%	3,885	-32.1%
Foreign Currency Investments	9,770	7,607	28.4%	11,761	-16.9%
Securities and Derivative Financial Instrument	71,610	63,563	12.7%	77,534	-7.6%
Own Portfolio	38,776	30,263	28.1%	34,710	11.7%
Subject to Repurchase Commitments	13,578	14,404	-5.7%	20,994	-35.3%
Posted to Central Bank of Brazil	3,189	2,038	56.5%	2,661	19.8%
Pledged in Guarantees	9,744	12,003	-18.8%	12,648	-23.0%
Others	6,322	4,855	30.2%	6,522	-3.1%
Interbank Accounts	38,298	40,081	-4.4%	34,317	11.6%
Interbranch Accounts	1	1	n.a.	1	n.a.
Lending Operations	207,112	192,812	7.4%	203,059	2.0%
Lending Operations	222,071	207,334	7.1%	218,053	1.8%
Lending Operations Related to Assignment	31	-	n.a.	38	n.a.
(Allowance for Loan Losses)	(14,990)	(14,522)	3.2%	(15,033)	-0.3%
Others Receivables	75,500	77,991	-3.2%	81,408	-7.3%
Others Assets	1,775	1,538	15.4%	1,779	-0.2%
Permanent Assets	20,430	23,286	-12.3%	21,076	-3.1%
Investments	122	40	n.a.	115	6.2%
Fixed Assets	6,125	5,257	16.5%	5,886	4.1%
Intangibles	14,183	17,989	-21.2%	15,076	-5.9%
Goodwill	26,245	26,172	0.3%	26,240	0.0%
Intangible Assets	7,109	7,034	1.1%	6,978	1.9%
(Accumulated Amortization)	(19,171)	(15,216)	26.0%	(18,142)	5.7%
Total Assets	465,408	444,404	4.7%	468,050	-0.6%

Goodwill (net of the amortization)	10,283	13,847	-25.7%	11,187	-8.1%
Total Assets (excluding goodwill)	455,125	430,557	5.7%	456,863	-0.4%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Sep/13	Sep/12	Var.	Jun/13	Var.
			Sep13xSep12		Sep13xJun13

Current Liabilities and Long Term Liabilities	400,424	380,218	5.3%	402,912	-0.6%
Deposits	130,433	122,426	6.5%	126,147	3.4%
Demand Deposits	14,420	11,966	20.5%	13,385	7.7%
Savings Deposits	31,259	25,727	21.5%	29,293	6.7%
Interbank Deposits	3,755	2,990	25.6%	3,604	4.2%
Time Deposits	80,999	81,743	-0.9%	79,865	1.4%
Money Market Funding	77,794	73,139	6.4%	78,871	-1.4%
Own Portfolio	54,905	51,519	6.6%	58,201	-5.7%
Third Parties	12,450	15,373	-19.0%	9,756	27.6%
Free Portfolio	10,440	6,247	67.1%	10,914	-4.3%
Funds from Acceptance and Issuance of Securities	63,758	51,622	23.5%	64,956	-1.8%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	44,668	37,800	18.2%	44,813	-0.3%
Securities Issued Abroad	17,741	12,575	41.1%	18,813	-5.7%
Others	1,349	1,247	8.2%	1,329	1.5%
Interbank Accounts	2,428	1,560	55.7%	1,414	n.a.
Interbranch Accounts	1,344	795	69.1%	984	36.6%
Borrowings	17,460	15,474	12.8%	16,976	2.8%
Domestic Onlendings -Official Institutions	10,465	9,395	11.4%	9,559	9.5%
Foreign Onlendings	19	45	-56.5%	29	-32.6%
Derivative Financial Instruments	5,505	5,284	4.2%	5,713	-3.6%
Other Payables	91,218	100,479	-9.2%	98,262	-7.2%
Deferred Income	298	219	36.3%	252	18.5%
Minority Interest	947	594	59.4%	924	2.5%
Equity	63,740	63,372	0.6%	63,963	-0.3%
Total Liabilities	465,408	444,404	4.7%	468,050	-0.6%

Equity (excluding goodwill)	53,457	49,526	7.9%	52,776	1.3%

** The 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 32.

SECURITIES

Securities totaled R$71,610 million in September 2013, up 12.7% in twelve months and a decline of 7.6% in the quarter.

SECURITIES (R$ Million)	Sep/13	Sep/12	Var.	Jun/13	Var.
			Sep13xSep12		Sep13xJun13

Public securities	46,090	45,133	2.1%	52,875	-12.8%
Private securities, funds quotas / others	19,201	13,578	41.4%	18,140	5.8%
Financial instruments	6,320	4,852	30.2%	6,519	-3.1%
Total	71,610	63,563	12.7%	77,534	-7.6%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

In September 2013, the total credit portfolio amounted to R$222,071 million, up 7.1% in 12 months and 1.8% in the quarter. In the 12 month comparison, the weakening of the BRL/USD exchange rate impacted the foreign currency loan portfolio, which also includes USD-pegged BRL loans, increasing portfolio growth. Excluding the effect of the exchange variation, the total credit portfolio would have grown by 5.8% in 12 months. It is worth noting that the credit portfolio continues to present a weaker growth than previous standards, reflecting the moderate pace of economic growth.

At the close of September, the foreign currency loan portfolio, plus USD-pegged BRL loans, totaled R$27.0 billion, up 13.6% on the R$23.8 billion recorded at the end of September 2012 and 0.2% less than the R$27.1 billion reported in June 2013.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, amounted to R$272,790 million at the end of September, an increase of 11.2% in 12 months and 2.3% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT	Sep/13	Sep/12	Var.	Jun/13	Var.
BY SEGMENT (R$ Million)			Sep13xSep12		Sep13xJun13

Individuals	73,773	69,388	6.3%	72,258	2.1%
Consumer Finance	36,747	36,340	1.1%	37,021	-0.7%
SMEs	34,398	34,824	-1.2%	35,582	-3.3%
Corporate	77,153	66,782	15.5%	73,192	5.4%
Total portfolio	222,071	207,334	7.1%	218,053	1.8%
Other credit related transactions¹	50,720	38,077	33.2%	48,654	4.2%
Total expanded credit portfolio	272,790	245,411	11.2%	266,708	2.3%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed September 2013 at R$73,773 million, 6.3% (or R$4,385 million) up in 12 months and 2.1% up in the quarter. Mortgages recorded the best performance in both periods.

The card portfolio totaled R$15,577 million, up 5.8% (or R$860 million) in 12 months and 3.1% in the quarter.

The balance of mortgages closed September 2013 at R$14,400 million, up 31.9% (or R$ 3,481 million) in 12 months and 7.6% in the quarter.

Payroll loans, excluding the acquired portfolio, totaled R$13,733 million, up 1.8% (or R$ 246 million) in 12 months and down 0.9% in the quarter. It is worth noting that the reduced growth pace of this portfolio was caused by adjustments to the product’s processes and strategy.

Loans to individuals also include R$3,099 billion from the leasing/vehicle portfolio originated by Santander’s branch network. In recent months, Santander has been more active in increasing the volume of these operations, which moved up by 3.8% in the quarter, outpacing operations originated through car dealers, which fell by 0.3% in the same period.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed September 2013 at R$36,747 million, 1.1% up in 12 months (or R$407 million) and 0.7% down in the quarter. Of this total, R$ 30,039 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branches amounted to R$33,138 million in September, an increase of 1.2% in 12 months and flat in the quarter. It is worth noting that the slowdown of this credit portfolio follows the overall dynamic of the market.

CORPORATE AND SME LOANS

Corporate and SME loans totaled R$111,551 million in September 2013, up 9.8% in twelve months (or R$ 9,945 million) and 2.6% in the quarter.

The Corporate loan portfolio totaled R$77,153 million, up 15.5% (or R$10,371 million) in twelve months and 5.4% in the quarter. In twelve months, this portfolio was positively impacted by the exchange variation. Excluding this impact, the growth would have come to 11.5%.

Loans to SMEs totaled R$ 34,398 million down 1.2% (or R$426 million) in twelve months and 3.3% in the quarter. The quarterly decrease was partially due to uncertainties regarding the macroeconomic scenario, which limited the growth of credit in this segment. However, the bank keeps its focus in this segment and continues working on solutions to grow with quality.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Sep/13	Sep/12	Var.	Jun/13	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Sep13xSep12		Sep13xJun13

Individuals
Leasing / Auto Loans¹	3,099	2,539	22.1%	2,986	3.8%
Credit Card	15,577	14,717	5.8%	15,108	3.1%
Payroll Loans²	14,432	15,034	-4.0%	14,808	-2.5%
Payroll Loans originated by the bank	13,733	13,487	1.8%	13,864	-0.9%
Acquired portfolio	699	1,547	-54.8%	944	-26.0%
Mortgages	14,400	10,919	31.9%	13,378	7.6%
Agricultural Loans	2,841	2,177	30.5%	2,672	6.3%
Personal Loans / Others	23,425	24,003	-2.4%	23,306	0.5%
Total Individuals	73,773	69,388	6.3%	72,258	2.1%

Consumer Finance	36,747	36,340	1.1%	37,021	-0.7%

Corporate and SMEs
Leasing / Auto Loans	3,500	3,530	-0.9%	3,568	-1.9%
Real Estate	9,108	7,424	22.7%	8,205	11.0%
Trade Finance	18,827	16,354	15.1%	17,819	5.7%
On-lending	8,985	7,867	14.2%	8,103	10.9%
Agricultural Loans	2,208	1,785	23.7%	2,511	-12.1%
Working capital / Others	68,923	64,646	6.6%	68,567	0.5%
Total Corporate and SMEs	111,551	101,606	9.8%	108,774	2.6%

Total Credit	222,071	207,334	7.1%	218,053	1.8%
Other Credit Risk Transactions with clients³	50,720	38,077	33.2%	48,654	4.2%
Total Expanded Credit Portfolio	272,790	245,411	11.2%	266,708	2.3%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 33.138 MM in 3Q13, R$ 32,743 MM in 3Q12, R$ 33,122 MM in 2Q13.
2. Includes acquired payroll loan portfolio.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The allowance for loan losses totaled R$14,990 million in September 2013, an increase of 3.2% in twelve months and down 0.3% down in the quarter.

The BR GAAP coverage ratio is obtained by dividing the allowance for loan losses by loans overdue by more than 90 days. At the close of September 2013, it stood at 150.9%, 18.8 p.p. up in the quarter. The quarterly increase was chiefly due to a bigger reduction in the balance of loans overdue by more than 90 days, thanks to the improvement in the quality of the portfolio.

SANTANDER BRASIL RESULTS

RENEGOTIATION PORTFOLIO

Credit renegotiations totaled R$12,897 million in September 2013, 19.2% up in twelve months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the clients, including the renegotiation of previously written-off loans. In the quarter, growth reached 10.6%.

In September 2013, 48.8% of the portfolio was provisioned, versus 50.6% in September 2012. These levels are considered to be adequate, given the nature of the operations involved.

RENEGOTIATED PORTFOLIO	Sep/13	Sep/12	Var.	Jun/13	Var.
(R$ Million)			Sep13xSep12		Sep13xJun13

Renegotiated Portfolio	12,897	10,817	19.2%	11,666	10.6%
Allowance for loan losses over renegotiated portfolio	(6,292)	(5,476)	14.9%	(5,686)	10.7%
Coverage %	48.8%	50.6%	-1.8 pp	48.7%	0.0 pp

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 4.5% of the total credit portfolio, down 0.7p.p. on September 2012 and 0.7p.p. lower than in June 2013. The quarterly reduction was primarily due to the individual segment, partially reflecting the improvement in the portfolio’s quality. The delinquency ratio of the individual segment stood at 6.0%, a decrease of 1.7 p.p. in twelve months and 1.1 p.p. in the quarter. Delinquency in the corporate segment reached 3.1%, an increase of 0.4 p.p. in twelve months and a reduction of 0.4 p.p. in the quarter.

DELINQUENCY RATIO (OVER 60 DAYS)

The over-60-day delinquency ratio was 5.4% in September 2013, down 0.9p.p. in the twelve months and down 0.8p.p. in quarter. Individual’s delinquency ratio reached 7.2%, down 2.2p.p. YoY and 1.2p.p. in the quarter, while the corporate delinquency ratio moved up by 0.4p.p. in twelve months and fell by 0.4p.p in the quarter.

The 15-90-day delinquency ratio totaled 4.7%, 0.4 p.p. down in 12 months and 0.2p.p. up in the quarter.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients closed September 2013 at R$ 209,616 million, up 8.9% (or R$ 17,105 million) in 12 months and 2.3% in the quarter. In the annual comparison, the best performers were debentures, real estate notes (LCIs) and agribusiness notes (LCAs), which moved up by 13.6% (accounting for 38% of the funding from clients evolution), savings deposits, which recorded growth of 21.5% (accounting for 32%) and demand deposits, which grew by 20.5% (accounting for 14%).

The quarterly increase was led by Demand Deposits (+7.7%) and savings deposits (+6.7%), which jointly accounted for more than 60% of the total funding growth in the quarter.

FUNDING (R$ Million)	Sep/13	Sep/12	Var.	Jun/13	Var.
			Sep13xSep12		Sep13xJun13

Demand deposits	14,420	11,966	20.5%	13,385	7.7%
Saving deposits	31,259	25,727	21.5%	29,293	6.7%
Time deposits	80,999	81,743	-0.9%	79,865	1.4%
Debenture/LCI/LCA¹	54,295	47,811	13.6%	51,990	4.4%
Treasury Notes (Letras Financeiras)	28,643	25,264	13.4%	30,353	-5.6%
Funding from clients	209,616	192,511	8.9%	204,887	2.3%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The credit/funding ratio reached 106% in September 2013, down 2.0p.p. over the last year and flat in the quarter.

The liquidity metric adjusted for the (high) reserve requirements and medium/long term funding stood at 97%, a reduction of 5.0 p.p. in 12 months and an increase of 1.0p.p. on the previous quarter.

The bank presents a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Sep/13	Sep/12	Var.	Jun/13	Var.
			Sep13xSep12		Sep13xJun13

Funding from clients (A)	209,616	192,511	8.9%	204,887	2.3%
(-) Reserve Requirements	(35,437)	(38,275)	-7.4%	(32,563)	8.8%
Funding Net of Reserve Requirements	174,179	154,236	12.9%	172,324	1.1%
Borrowing and Onlendings	10,553	9,532	10.7%	9,658	9.3%
Subordinated Debts	8,690	11,696	-25.7%	9,046	-3.9%
Offshore Funding	35,132	27,956	25.7%	35,720	-1.6%
Total Funding (B)	228,554	203,421	12.4%	226,747	0.8%
Assets under management[1]	144,244	134,064	7.6%	144,413	-0.1%
Total Funding and Asset under management	372,798	337,485	10.5%	371,159	0.4%
Total Credit (C)	222,071	207,334	7.1%	218,053	1.8%
C / B (%)	97%	102%		96%

C / A (%)	106%	108%		106%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO

The BIS ratio totaled 20.7% in September 2013, a decrease of 1.4 p.p. in September 2012 and 0.8 p.p. in the quarter.

The TIER I amounted to R$ 64,586 million, a decrease of 0.7% in twelve months (or R$ 466 million) and 0.1% increase in the quarter. TIER II reached R$ 2,692 million, 49.1% down in twelve months (or R$ 2,599 million) and 31.8% on prior quarter. The reduction in both periods reflects mainly the lower volume of subordinated debts eligible to TIER II, due to reduction of residual time to maturity.

In accordance to the rules of regulatory capital in Brazil, this ratio includes the goodwill for the calculation of the adjusted regulatory capital. According to Brazilian regulations, the minimum ratio is 11%.

Excluding the goodwill, the BIS ratio is 18.2% in September 2013, versus 18.6% in September 2012.

OWN RESOURCES AND BIS (R$ Million)¹	Sep/13	Sep/12	Var.	Jun/13	Var.
			Sep13xSep12		Sep13xJun13

Adjusted Tier I Regulatory Capital	64,586	65,052	-0.7%	64,537	0.1%
Tier II Regulatory Capital	2,692	5,291	-49.1%	3,945	-31.8%
Adjusted Regulatory Capital (Tier I and II)	67,278	70,342	-4.4%	68,482	-1.8%
Required Regulatory Capital	35,773	35,028	2.1%	35,002	2.2%
Adjusted Credit Risk Capital requirement	32,184	30,983	3.9%	31,520	2.1%
Market Risk Capital requirement	1,900	2,273	-16.4%	1,752	8.4%
Operational Risk Capital requirement	1,689	1,770	-4.6%	1,729	-2.3%
Basel II Ratio	20.7%	22.1%	-1.4 p.p.	21.5%	-0.8 p.p.
Tier I (considering goodwill)	19.9%	20.4%	-0.6 p.p.	20.3%	-0.4 p.p.
Tier II (considering goodwill)	0.8%	1.7%	-0.8 p.p.	1.2%	-0.4 p.p.

¹Amounts calculated based on the consolidated information of the financial institutions (financial conglomerate).

In March 2013, the Central Bank published the rules related to the definition of capital and the regulatory capital requirements with the purpose of implementing in Brazil the recommendations of the Basel Committee on Banking Supervision (Basel III). The new Basel III rules will be applied as of October 1, 2013.

In addition, in September we announced certain initiatives to establish a more efficient capital structure without altering the Bank’s solvency level. Through a pioneering transaction in the Brazilian market, we will replace 11.4% of Santander Brasil’s equity* with an equal amount of additional Tier 1 and Tier 2 capital. The main objectives are to: (i) reduce the cost of capital; (ii) Increase return on equity while maintaining the same degree of solvency; and (iii) ensure a more flexible capital structure in terms of currencies and composition.

*As of June 2013.

CARDS

CARDS

Santander closed the third quarter of 2013 continuing with its strategy of expanding its share of the credit card market and launching innovative products.

Since July 2013, Santander clients have been able to take advantage of a new credit card payment option designed to help them organize their finances. Total Parcelado allows clients to pay, in up to 24 fixed installments, the entire balance of their credit card, i.e., the current amount due plus future installments payable. Unlike the existing product called Parcelado fatura , whereby only the current amount due can be paid in installments, the new product meets the needs of clients who want more control and predictability in regard to their budget, knowing the exact amount they will have to pay in the future. With this launch, Santander is strengthening its portfolio of card financial products, making sure they are always in line with changing client needs.

We are continuing to work closely with our account and non-account holders, providing differentiated product offerings developed for their specific needs, enabling us to expand our customer base, while always seeking to improve their satisfaction.

TURNOVER

Credit transaction volume totaled R$18.3 billion in 3Q13, up 10.7% in 12 months and 3.7% in the quarter. Debit volume amounted to R$27.4 billion, 5.8% higher than 2Q13 and 12.0% up in 12 months.

CREDIT CARD PORTFOLIO

The total credit card portfolio totaled R$15.9 billion in 3Q13, 5.4% up YoY and 2.5% in the quarter. The financed portfolio totaled R$4.9 billion, 3.1% increase in the quarter, while the non-financed portfolio expanded by 2.2% in the same period.

CARD BASE

The credit card base grew 4.6% in twelve months and 3.2% over the previous three months, reaching 15.1 million cards. Debit cards totaled 36.5 million at the end of the quarter, up 11.0% in twelve months and 2.5% on June 2013.

OUR SHARES

CORPORATE GOVERNANCE

Santander follows the recommendations of the Best Practices Code of the Brazilian Institute for Corporate Governance (IBGC) and its shares and units are listed under Corporate Governance Level 2 of the BM&FBOVESPA (Securities, Commodities and Futures Exchange), which includes a rigorous set of governance rules and practices that go beyond the legislation in force.

SIMPLIFIED OWNERSHIP STRUCTURE

Santander’s ownership structure on September 30, 2013 was:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	161,162,025	75.7%	137,716,183	74.0%	298,878,208	74.9%
Treasury Shares	912,695	0.4%	829,723	0.4%	1,742,418	0.4%
Free Float	50,767,011	23.9%	47,656,480	25.6%	98,423,491	24.7%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

Santander Brasil announced shareholder payments of R$1,400 million in the first nine months of 2013, R$300 million of which as interest on equity and R$1,100 million in dividends. The payments announced in the first half took place on August 29. As payments are semiannual, the next one will occur from February 26, 2014 onwards.

PERFORMANCE

SANB11	9M13	9M12	Var. 9M13x9M12	3Q13	2Q13	Var. 3Q13x2Q13

Earnings (annualized) per unit ¹ (R$)	1.52	1.67	-8.9%	1.48	1.48	-0.2%
Dividend + Interest on capital (semester) per unit (R$)	0.37	0.52	-28.9%	0.12	0.17	-30.8%
Closing price (R$)	14.9	14.8	0.8%	14.9	13.6	10.3%
Book Value per unit (R$)²	14.1	13.0	7.9%	14.1	13.9	1.3%
Market Capitalization (R$ bi)³	57.0	54.0	5.6%	57.0	51.0	11.8%

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.
2- Book Value calculation excludes the goodwill and already reflects the retrospectively impact from the CVM Resolution 695.
3-Market capitalization: total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x Unit's.

RATINGS

RATINGS AGENCIES

Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted. The table below presents the ratings assigned by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB (stable)	F2	BBB (stable)	F2	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BBB (negative)	A-2	BBB (negative)	A-2	brAAA (negative)	brA-1

Moody's (outlook)	Baa2 (stable)	Prime-2	Baa2 (stable)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (May 28, 2013); Standard & Poor’s (June 07, 2013) and Moody’s (October 03, 2013).

RISK MANAGEMENT

RISK MANAGEMENT

Corporate Governance of Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest Standards of prudent management and vision client. Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Banco Santander Spain;

• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

• references on general themes related to Market Risk;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and by Banco Santander Spain; and

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander and to the head of the Santander Spain Group risk department.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

Credit Risk

The function of Credit Risk and Market is to develop policies and strategies for risk management in accordance with the risk appetite set by the Executive Committee. Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

market risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 520 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

operational risk management, Internal controls –SARBANES-OXley ACT and internal audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

RISK MANAGEMENT

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets.

Top management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee. Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

During 2013, the Audit Committee and the Board of Directors were informed on Internal Audit’s works, as per its annual planning. The Audit Committee approved the internal audit work plan and activity report for the 2013.

In order to perform its duties and to reduce coverage risks inherent to Santander's activities, the Internal Audit area has internally-developed tools updated whenever necessary. Among these tools, it is worth mentioning the risk matrix, which it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations, size, quality of credit portfolio, etc.

In addition, work programs - which describe future audit tests - are revised annually for compliance with the requirements. Throughout 2013, internal control procedures and controls on information systems pertaining to units under analysis were assessed, taking into account their conception efficiency and performance.

ENVIRONMENTAL AND SOCIAL RISK

Social and environmental risk management for wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$ 1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is the possibility of penalties. A specialized team, with background in Biology, Health and Safety Engineering, Geology and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for wholesale corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions and ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation. There are also procedures conducted by independent advisory firms to monitor compliance of the suppliers’ practices with the Global Compact principles, which are supervised by the Group’s head office.

CORPORATE GOVERNANCE AND SUSTAINABLE DEVELOPMENT

SUSTAINABLE DEVELOPMENT

Sustainability is part of Santander's business strategy. It is a commitment that is confirmed by the insertion of the topic in our business model, fostering social and financial inclusion, investing in better education and doing business that leads to results for the bank and every stakeholder. In this quarter, Santander has launched the “Reduza e Compense” (Reduce and Compensate) program, with the main goal of moving forward at the low carbon economy development, including customers, employees and society. Internally, more than 10.000 employees have participated of the “Sustentabilidade Pra Todo Lado” (Sustainability everywhere), a large mobilization and sustainability education program. The Bank has also reinforced its commitment with inclusive businesses, being accepted as a Business Call to Action member, an initiative linked to the UN. This wide action was acknowledged by the “Prêmio Época 360º” (Época 360º Award), having Santander as Socio-environmental category winner.

CORPORATE GOVERNANCE

On July 18, 2013 the Brazilian Central Bank ratified the election of Mr. José de Paiva Ferreira as Senior Executive Vice-President in charge of the Human Resources, Supply, Technology, Organization and Cost areas.

On the Board of Director’s meeting held on July 29, 2013, it was elected as Officer without specific designation, Mr. Sergio Antonio Borriello, to be in charge of the Media Technology Area and Operations for Finance Area and his election was ratified by the Central Bank on August 23, 2013.

On the Board of Director’s meeting held on August 28, 2013 was acknowledged the leaving of the Officers without specific designation: Mr. Marcelo Audi and Mr. Gilson Finkelsztain, and the member of the Board of Directors, Mr. José Roberto Mendonça de Barros, and of the Chairman, Mr. Marcial Angel Portela Alvarez. On the same date, Mr. Celso Clemente Giacometti was elected to the position of Chairman of the Board of Directors and the position of Vice-President of the Board of Directors will remain free until the next Extraordinary Shareholders Meeting to be held on November 01st, 2013.

On August 27, 2013 and September 3rd, 2013, Mr. Javier Rodriguez de Colmenares Y Alvarez assumed as Officer without specific designation of the Risk area, and Mr. Carlos Rey de Vicente, assumed as Vice-President Executive Officer, to be in charge of the Strategy and Quality area.

On September 26, 2013 it was knew by the Board of Directors, the leaving of Mrs. Lilian Maria Ferezim Guimarães, who served as Vice-President Executive Officer, responsible by the Human Resources Area, and, on the same date, it was elected as Officer without specific designation, Mrs. Vanessa de Souza Lobato Barbosa, in order to be responsible for the Human Resources Area, as well as it was elected as member of the Risk Committee, Mr. René Luiz Grande, and Mr. Celso Clemente Giacometti was conducted to the position of coordinator of the same Committee.

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

The 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 32.

ASSETS (R$ Million)	Sep/13	Jun/13	Mar/13	Dec/12	Sep/12

Current Assets and Long Term Assets	444,978	446,974	426,550	426,108	421,117
Cash and Cash Equivalents	5,906	4,534	5,256	4,742	4,522
Interbank Investments	44,776	44,342	47,250	36,771	40,609
Money Market Investments	32,367	28,696	32,458	21,354	28,432
Interbank Deposits	2,638	3,885	3,950	4,616	4,569
Foreign Currency Investments	9,770	11,761	10,843	10,801	7,607
Securities and Derivative Financial Instrument	71,610	77,534	71,830	76,832	63,563
Own Portfolio	38,776	34,710	36,541	37,869	30,263
Subject to Repurchase Commitments	13,578	20,994	16,533	20,225	14,404
Posted to Central Bank of Brazil	3,189	2,661	1,274	1,487	2,038
Pledged in Guarantees	9,744	12,648	13,315	12,417	12,003
Others	6,322	6,522	4,167	4,834	4,855
Interbank Accounts	38,298	34,317	34,004	34,517	40,081
Restricted Deposits:	35,605	32,731	32,392	34,479	38,485
-Central Bank of Brazil	35,437	32,563	32,222	34,310	38,275
-National Housing System	168	168	169	169	210
Others	2,693	1,587	1,612	38	1,596
Interbranch Accounts	1	1	1	2	1
Lending Operations	207,112	203,059	196,434	197,370	192,812
Lending Operations	222,071	218,053	211,703	211,959	207,334
Lending Operations Related to Assignment	31	38	47	-	-
(Allowance for Loan Losses)	(14,990)	(15,033)	(15,317)	(14,589)	(14,522)
Other Receivables	75,500	81,408	70,154	74,258	77,991
Foreign Exchange Portfolio	35,577	42,283	31,583	36,199	40,913
Tax Credits	19,287	19,136	18,936	18,550	18,547
Others	20,636	19,988	19,635	19,509	18,532
Others Assets	1,775	1,779	1,621	1,617	1,538
Permanent Assets	20,430	21,076	22,051	22,860	23,286
Investments	122	115	45	40	40
Fixed Assets	6,125	5,886	5,752	5,602	5,257
Intangibles	14,183	15,076	16,254	17,218	17,989
Goodwill	26,245	26,240	26,241	26,172	26,172
Intangible Assets	7,109	6,978	7,099	7,117	7,034
(Accumulated Amortization)	(19,171)	(18,142)	(17,086)	(16,072)	(15,216)
Total Assets	465,408	468,050	448,601	448,968	444,404

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

LIABILITIES (R$ Million)	Sep/13	Jun/13	Mar/13	Dec/12	Sep/12

Current Liabilities and Long Term Liabilities	400,424	402,912	384,184	384,466	380,218
Deposits	130,433	126,147	122,776	126,545	122,426
Demand Deposits	14,420	13,385	12,717	13,457	11,966
Savings Deposits	31,259	29,293	27,915	26,857	25,727
Interbank Deposits	3,755	3,604	3,474	3,392	2,990
Time Deposits	80,999	79,865	78,669	82,839	81,743
Money Market Funding	77,794	78,871	79,663	72,529	73,139
Own Portfolio	54,905	58,201	55,742	56,655	51,519
Third Parties	12,450	9,756	14,195	7,344	15,373
Free Portfolio	10,440	10,914	9,726	8,530	6,247
Funds from Acceptance and Issuance of Securities	63,758	64,956	58,498	56,294	51,622
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	44,668	44,813	40,115	39,742	37,800
Securities Issued Abroad	17,741	18,813	17,127	15,298	12,575
Others	1,349	1,329	1,257	1,253	1,247
Interbank Accounts	2,428	1,414	1,710	19	1,560
Interbranch Accounts	1,344	984	1,261	2,002	795
Borrowings	17,460	16,976	16,024	16,001	15,474
Domestic Onlendings -Official Institutions	10,465	9,559	9,737	9,385	9,395
National Economic and Social Development Bank (BNDES)	5,223	4,846	5,417	5,190	5,110
National Equipment Financing Authority (FINAME)	5,068	4,543	4,117	3,940	4,065
Other Institutions	173	170	203	255	220
Foreign Onlendings	19	29	27	41	45
Derivative Financial Instruments	5,505	5,713	4,132	5,205	5,284
Other Payables	91,218	98,262	90,355	96,446	100,479
Foreign Exchange Portfolio	35,248	42,212	31,948	36,399	40,920
Tax and Social Security	17,006	16,643	17,356	16,832	17,285
Subordinated Debts	8,690	9,046	11,407	11,919	11,696
Others	30,274	30,362	29,644	31,296	30,578
Deferred Income	298	252	275	222	219
Minority Interest	947	924	912	829	594
Equity	63,740	63,963	63,230	63,452	63,372
Total Liabilities	465,408	468,050	448,601	448,968	444,404

1. Accounting Balance Sheet not audited
2. Includes Repo
3. Includes provisions for pensions and contingencies.
4. Includes minority interest and adjustment to market value

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12

NET INTEREST INCOME	7,521	7,438	7,658	7,813	8,111	8,379	8,077
Allowance for Loan Losses	(2,698)	(3,202)	(3,371)	(3,096)	(3,228)	(3,808)	(3,091)
NET INTEREST INCOME AFTER LOAN LOSSES	4,822	4,236	4,287	4,717	4,883	4,571	4,986
Fee and commission income	2,614	2,628	2,586	2,522	2,441	2,295	2,422
General Expenses	(4,101)	(3,992)	(3,891)	(4,132)	(4,013)	(3,832)	(3,865)
Personnel Expenses + Profit Sharing	(1,807)	(1,735)	(1,753)	(1,850)	(1,835)	(1,784)	(1,829)
Administrative Expenses²	(2,294)	(2,257)	(2,138)	(2,282)	(2,178)	(2,048)	(2,036)
Tax Expenses	(812)	(776)	(750)	(786)	(778)	(771)	(803)
Investments in Affiliates and Subsidiaries	17	5.3	0.2	(0.0)	0.4	0.3	0.4
Other Operating Income/Expenses³	(945)	(616)	(718)	(702)	(859)	(752)	(830)
OPERATING PROFIT	1,595	1,485	1,513	1,618	1,675	1,513	1,911
Non Operating Income	10	112	87	36	(2)	(8)	43
NET PROFIT BEFORE TAX	1,605	1,597	1,600	1,654	1,673	1,505	1,954
Income Tax and Social Contribution	(151)	(93)	(38)	(6)	(128)	(14)	(148)
Minority Interest	(48)	(94)	(43)	(41)	(36)	(18)	(31)
NET PROFIT	1,407	1,410	1,519	1,607	1,509	1,473	1,774

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on page 30. Additionally, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 32.

2. Administrative Expenses exclude 100% of the goodwill amortization expense.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

FISCAL HEDGE (R$ Million)	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12

Net Interest Income	(228)	(1,703)	288	(140)	(95)	(1,511)	309
Tax Expenses	9	174	(42)	3	(2)	152	(43)
Income Tax	218	1,529	(247)	137	98	1,359	(267)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

The 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 32.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	9M13 Accounting	Reclassifications				9M13 Managerial
		Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing
NET INTEREST INCOME	22,603	(1,642)	1,629	-	-	22,616
Allowance for Loan Losses	(10,900)	-	(1,629)	-	-	(9,272)
NET INTEREST INCOME AFTER LOAN LOSSES	11,703	(1,642)	-	-	-	13,345
Fee and commission income	7,828	-	-	-	-	7,828
General Expenses	(14,010)	-	-	(2,728)	701	(11,984)
Personnel Expenses + Profit Sharing	(4,594)	-	-	-	701	(5,295)
Administrative Expenses	(9,417)	-	-	(2,728)	-	(6,689)
Tax Expenses	(2,197)	142	-	-	-	(2,339)
Investments in Affiliates and Subsidiaries	23	-	-	-	-	23
Other Operating Income/Expenses	(2,280)	-	-	-	-	(2,280)
OPERATING INCOME	1,066	(1,501)	-	(2,728)	701	4,593
Non Operating Income	210	-	-	-	-	210
NET PROFIT BEFORE TAX	1,275	(1,501)	-	(2,728)	701	4,802
Income Tax	1,219	1,501	-	-	-	(282)
Profit Sharing	(701)	-	-	-	(701)	-
Minority Interest	(185)	-	-	-	-	(185)
NET PROFIT	1,607	(0)	-	(2,728)	-	4,335

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	9M12 Accounting	Reclassifications				9M12 Managerial
		Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing
NET INTEREST INCOME	24,534	(1,297)	1,264	-	-	24,567
Allowance for Loan Losses	(11,390)	-	(1,264)	-	-	(10,126)
NET INTEREST INCOME AFTER LOAN LOSSES	13,144	(1,297)	-	-	-	14,441
Fee and commission income	7,159	-	-	-	-	7,159
General Expenses	(13,650)	-	-	(2,728)	787	(11,710)
Personnel Expenses + Profit Sharing	(4,661)	-	-	-	787	(5,448)
Administrative Expenses	(8,990)	-	-	(2,728)	-	(6,262)
Tax Expenses	(2,245)	107	-	-	-	(2,352)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	1
Other Operating Income/Expenses	(2,441)	-	-	-	-	(2,441)
OPERATING INCOME	1,968	(1,190)	-	(2,728)	787	5,098
Non Operating Income	33	-	-	-	-	33
NET PROFIT BEFORE TAX	2,001	(1,190)	-	(2,728)	787	5,131
Income Tax	900	1,190	-	-	-	(290)
Profit Sharing	(787)	-	-	-	(787)	-
Minority Interest	(85)	-	-	-	-	(85)
NET PROFIT	2,028	(0)	-	(2,728)	-	4,756

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	3Q13 Accounting	Reclassifications				3Q13 Managerial
		Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing
NET INTEREST INCOME	8,129	(228)	836	-	-	7,521
Allowance for Loan Losses	(3,534)	-	(836)	-	-	(2,698)
NET INTEREST INCOME AFTER LOAN LOSSES	4,595	(228)	-	-	-	4,822
Fee and commission income	2,614	-	-	-	-	2,614
General Expenses	(4,783)	-	-	(909)	227	(4,101)
Personnel Expenses + Profit Sharing	(1,580)	-	-	-	227	(1,807)
Administrative Expenses	(3,203)	-	-	(909)	-	(2,294)
Tax Expenses	(803)	9	-	-	-	(812)
Investments in Affiliates and Subsidiaries	17	-	-	-	-	17
Other Operating Income/Expenses	(945)	-	-	-	-	(945)
OPERATING INCOME	695	(218)	-	(909)	227	1,595
Non Operating Income	10	-	-	-	-	10
NET PROFIT BEFORE TAX	705	(218)	-	(909)	227	1,605
Income Tax	67	218	-	-	-	(151)
Profit Sharing	(227)	-	-	-	(227)	-
Minority Interest	(48)	-	-	-	-	(48)
NET PROFIT	497	-	-	(909)	-	1,407

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	2Q13	Reclassifications				2Q13
(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	6,183	(1,703)	448	-	-	7,438
Allowance for Loan Losses	(3,650)	-	(448)	-	-	(3,202)
NET INTEREST INCOME AFTER LOAN LOSSES	2,533	(1,703)	-	-	-	4,236
Fee and commission income	2,628	-	-	-	-	2,628
General Expenses	(4,672)	-	-	(909)	228	(3,992)
Personnel Expenses + Profit Sharing	(1,506)	-	-	-	228	(1,735)
Administrative Expenses	(3,166)	-	-	(909)	-	(2,257)
Tax Expenses	(602)	174	-	-	-	(776)
Investments in Affiliates and Subsidiaries	5	-	-	-	-	5
Other Operating Income/Expenses	(616)	-	-	-	-	(616)
OPERATING INCOME	(725)	(1,529)	-	(909)	228	1,485
Non Operating Income	112	-	-	-	-	112
NET PROFIT BEFORE TAX	(613)	(1,529)	-	(909)	228	1,597
Income Tax	1,436	1,529	-	-	-	(93)
Profit Sharing	(228)	-	-	-	(228)	-
Minority Interest	(94)	-	-	-	-	(94)
NET PROFIT	501	-	-	(909)	-	1,410

1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses.

CVM 695

CVM DELIBERATION 695

On December 13, 2012, CVM Deliberation 695 approved Technical Pronouncement CPC 33, which deals with employee benefits, mainly pension plans, in compliance with the changes in International Accounting Standards 19. This pronouncement became effective in January 2013, with a retroactive effect to 2012 in order to ensure comparability. This section highlights the main impacts of this new accounting practice on the balance sheet and income statement accounts of 2012.

From a balance sheet perspective, the non-provisioned deficits of pension plans and health care plans sponsored by the bank were recognized as a liability at once against equity, net of tax. The table below depicts the impact in each balance sheet account:

ASSETS (R$ Million)	9M12	1Q12	2Q12	3Q12

Other receivables	1,615	1,615	1,615	1,615
Tax Credits	1,615	1,615	1,615	1,615
Total assets	1,615	1,615	1,615	1,615

LIABILITIES (R$ Million)	9M12	1Q12	2Q12	3Q12

Other Payables	4,045	4,045	4,045	4,045
Others	4,045	4,045	4,045	4,045
Minority Interest	(12)	(12)	(12)	(12)
Equity	(2,418)	(2,418)	(2,418)	(2,418)
Total Liabilities	1,615	1,615	1,615	1,615

Regarding the Income Statement, new accounting practice impacted positively the 2012 Net Profit before Tax and the Net Profit. In the accumulated until September 2012 the impact was R$42.4 million and R$25.5 million, respectively. The quarterly impact is one fourth of the yearly impact. The table below gives more details:

FINANCIAL STATEMENT (R$ Million)	9M12	1Q12	2Q12	3Q12

General Expenses	(16.3)	(5.4)	(5.4)	(5.4)
Personnel Expenses	(16.3)	(5.4)	(5.4)	(5.4)
Other Operating Income/Expenses	58.7	19.6	19.6	19.6
Other Operating Expenses	58.7	19.6	19.6	19.6
Net profit before tax	42.4	14.1	14.1	14.1
Income Tax and Social Contribution	(17.0)	(5.7)	(5.7)	(5.7)
Deferred Tax Credits	(17.0)	(5.7)	(5.7)	(5.7)
Net profit	25.5	8.5	8.5	8.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 23, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer